

Lanny Smith · 3rd

CEO and Founder of Active Faith Sports

Missouri City, Texas, United States · 173 connections ·

Contact info

Active Faith Sports

 **University of Housto**

Experience

Founder, CEO
Active Faith Sports
Jan 2011 – Present · 9 yrs 11 mos
Houston, Texas Area

Creating the Active Faith Sports brand from the ground up. Overseeing development of the idea/concept into the global brand that exists today with customers in 24 countries. Material sourcing, communication between company and overseas manufacturers, importing goods, product design and testing, marketing of brand and products, customer service, creation of promo and marketing material, website design and construction, manager of all social media platforms, growth and strategy planning and implementation, event coordinator.

 **Point Guard**
NBA Development League
2008 – 2010 · 2 yrs

 **Point Guard**
Sacramento Kings
Oct 2009 – Nov 2009 · 2 mos

Education



University of Houston
B.S., Kinesiology

2003 – 2007

Activities and Societies: Starting PG on Men's Basketball Team, Fellowship of Christian Athlete:

Skills & endorsements

Sports · 3

 Endorsed by **Andre AJ Jones, who is highly skilled at this**

Athletics · 2

Andre AJ Jones and 1 connection have given endorsements for this skill

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Sports Marketing · 2

Andre AJ Jones and 1 connection have given endorsements for this skill

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